Dodge & Cox  /  Investment Managers  /  San Francisco
Sprint Nextel Corp. (Sprint)
Investment Thesis
Valuable Core Assets
Scale and broad, deep spectrum position, which should facilitate the launch of advanced wireless technologies and services, make Sprint a viable wireless competitor. Large subscriber base, valuable spectrum position, and long distance infrastructure assets enable strong cash flow and provide downside protection.
Balance Sheet & Liquidity
Management is focused on shoring up Sprint’s balance sheet and liquidity position as they work through their operating issues. Expected EBITDA deterioration in 2008 will pressure leverage metrics; we believe that leverage will remain manageable, while liquidity is supported by robust cash flow, almost $5bn of cash, $500mm of LOC availability, capex flexibility, and a valuable asset base.
Attractive Valuation
Poor financial and operating performance since the 2005 merger with Nextel has triggered sharp declines in the price of
Sprint’s debt securities and an opportunity to invest at an attractive valuation.
Risks
Difficult Operating Environment
Sprint’s operating challenges are real and the company faces intense competition from financially strong entities.
Liquidity Concerns
LOC draw, dividend elimination, and discontinuation of share repurchases have sent an extremely negative signal to the market. EBITDA deterioration beyond what we expect could trigger a leverage covenant in Sprint’s bank line.
Potential Asset Restructuring
Management may elect to sell or pledge assets in order to maximize value for shareholders or to maintain access to liquidity, which would put unsecured creditors in a disadvantaged position.
as of April 2008
Company Profile
Portfolio Holding
Leading Wireless Services Provider – With
almost 54 million wireless subscribers and ~22%
share of the U.S. wireless market, Sprint is the 3  -
largest provider of wireless and wireline voice and
data services in the country.
Path to Operational Improvement
Cost reduction (network duplication, SG&A)
Improved marketing message & customer
experience (flat rate plan, investment in network,
better devices & customer care)
Focus on higher credit-quality subscribers
Review of WiMax (4G) deployment plan
Debt Statistics / Financial Ratios
Current Holding:  0.25% as of (date)
Description:          6.00% Notes due 12/01/16 (+xxx bps)
Rating: Baa3/BBB-*-/BB+*-
(Moody’s/S&P/Fitch)
Client’s name
12/31/07 Subscriber Mix
(Total: 53.8 million)
2007 Revenue: $41 billion
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Postpaid CDMA
50%
Postpaid iDEN
25%
Prepaid
9%
Wholesale/Other
16%
(millions) 2007 2008E 2009E 2012E
Revenue 40,146 $      39,239 $      37,310 $      37,023 $
EBITDA 10,800 7,711 8,200 10,874
TD/EBITDA* 2.3 x 3.3 x 3.0 x 1.8 x
Fixed Charges (FC)* 3,433 3,062 3,129 2,440
(EBITDA + FC)/FC 4.1 x 3.5 x 3.6 x 5.5 x
(EBITDA + FC)/(FC + Capex) 1.5 x 1.2 x 1.2 x 1.6 x
* TD includes letters of credit, per the bank line covenant; FC = Int.
exp. + lease payments
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